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          TRANSCO ELECTS BAILEY, BUMGARNER TO BOARD

               (HOUSTON, Jan. 25) Transco Energy Company's
          (NYSE: E) board of directors today elected Keith E. Bailey and John C. Bumgarner Jr. to its board, increasing the total number of directors from eight to 10. The merger agreement between The Williams Companies, Inc.
          (WMB) and Transco provided for designation of two Williams representatives to the Transco board of directors.

               Bailey, 52, is chairman, president and chief executive officer of The Williams Companies, Inc. He was named Williams chief executive officer in January 1994 and chairman the following May. He served as the company's chief financial officer from 1986 until 1992, when he became president.

               Bumgarner, 52, is senior vice president of corporate development and planning at Williams. He joined Williams in 1977 as vice president of planning after more than 10 years with a major oil company. He was named to his current position in 1979.

               Transco Energy Company (NYSE: E) transports natural gas through its two interstate pipelines, the 10,500 mile Transcontinental Gas Pipe Line Corporation system and the 6,050-mile Texas Gas Transmission Corporation system, to markets in the eastern and midwestern United States, respectively. Transco also buys, sells and arranges for the transportation of natural gas throughout the United States and Canada through its marketing subsidiary, Transco Gas Marketing Company. Through Interstate Coal Company, Transco mines coal in eastern Kentucky and Tennessee, which it markets primarily to electric power companies in the eastern United States.